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                                                           Exhibit 99.2


CONTACT:  Michael P. Hawks                          (NYSE -- BMC)
          (612) 851-6030                       FOR IMMEDIATE RELEASE



                              BMC INDUSTRIES, INC.
                         ANNOUNCES THE ESTABLISHMENT OF
                          AN INDONESIAN JOINT VENTURE


January 14,1997 -- Minneapolis, MN -- BMC Industries, Inc. today announced the establishment of a joint venture company in Jakarta, Indonesia, which will operate under the name of P.T. Vision-Ease Asia. BMC's wholly-owned subsidiary, Vision-Ease Lens, Inc., will own 75% of the joint venture's outstanding shares and P.T. Astron Lensindo Nusa ("Astron"), an Indonesian company, will own the remaining 25%. The joint venture will manufacture glass ophthalmic lenses and supply these lenses to both Vision-Ease and Astron.

Paul B. Burke, BMC's Chairman and Chief Executive Officer, stated that "The formation of P.T. Vision-Ease Asia is another step in our plan to make Vision-Ease into a world- class supplier of ophthalmic products throughout the world. We believe this low-cost alternative for glass lens production will further enhance our competitiveness in the glass marketplace, where we already enjoy a significant share position."

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. Through Vision-Ease, the Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".